UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 7th July 2011	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 6th 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the outcome of the Annual General Meeting of the Bank.

Exhibit I

6th July 2011

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of 17th Annual General Meeting

With reference to the above we wish to inform you that the shareholders of the Bank at the 17th Annual General Meeting held on 6th July 2011 have approved the following:

A) Ordinary Business:

1.	Adoption of the audited Balance Sheet and Profit and Loss Account for the year ended 31st March 2011 and the reports of the Directors and the Auditors thereon.

2.	Declaration of dividend @ INR 16.50/- per share.

3.	Re-appointment of Mr. Ashim Samanta, as a Director, retiring by rotation

4.	Re-appointment of M/s. BSR & Co., Chartered Accountants as the Statutory Auditors of the Bank till the conclusion of the next Annual General Meeting.

B) Special Business:

5.	Appointment of Mr. C. M. Vasudev as a Non Executive Chairman of the Bank for a period of three years effective 26th August, 2010 by way of Special Resolution.

6.	Appointment of Mr. Partho Datta, as a Director, liable to retire by rotation.

7.	Appointment of Mr. Bobby Parikh, as a Director, liable to retire by rotation.

8.	Appointment of Mr. Anami N. Roy, as a Director, liable to retire by rotation.

9.	Appointment of Mrs. Renu Karnad, as a Director, liable to retire by rotation.

10.	Alteration in the Capital Clause of the Memorandum of Association of the Bank i.e expressing the authorized capital in terms of equity shares of nominal value of Rs.2/- each instead of equity shares of nominal value of Rs.10/- each on account of sub-division of equity shares.

11.	Sub division of 1 (one) equity share of nominal value of Rs. 10/- each into 5 equity shares of nominal value of Rs. 2/- each.

Kindly take note of the above on your records.

Thanking You,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary